October 28, 2008

Via EDGAR (Correspondence) and Courier

Mr. H. Christopher Owings
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
U.S.A.

Re:	ENERSIS S.A.
Form 20-F for the Fiscal Year Ended December 31, 2007
File No. 1-12440

Dear Mr. Owings:

By letter dated September 24, 2008, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007 (“Form 20-F”).  In response to your comments and on behalf of the Company, I have provided responses to those comments and supplemental information as indicated below.  The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

ENERSIS S.A. Form 20-F for the year ended December 31, 2007

Operating and Financial Review and Prospects, page 71

Trend Information, page 112

1.
Please expand this section to discuss recent trends that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you posted a net profit of 188bn pesos in 2007, a 38.7% decrease from 307bn pesos in 2006. Discuss whether you expect that trend to continue, in light of cost of liquid fuels, low hydro levels or other factors. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease.

Response:

Enersis is a holding company with subsidiaries engaged in the generation, transmission and distribution of electricity in five different countries. Therefore, our businesses are subject to a wide variety of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a product of our operating income from our generation and distribution businesses and other factors such as income from unconsolidated related companies, foreign currency exchange rate fluctuations and taxes.

Our operating income for 2007 increased by 11% as compared to 2006, from Ch$ 1,131.6 billion to Ch$ 1,255.6 billion. Energy demand in each of the five countries in which we operate increased between 4% and 10.7% over the previous year. Our physical sales and number of customers also increased over the previous year, 5.7% and 3.4%, respectively.

During 2007, deferred tax expenses which do not represent cash flow, increased when compared to 2006,  mainly due to the reversal of our deferred tax asset valuation provision recognized in 2006 by our distribution subsidiary Chilectra (formerly Elesur) in the amount of Ch$ 140.8 billion, following the merger between Elesur and Chilectra. This non recurrent transaction, the Elesur-Chilectra merger, led to the reversal of such valuation provision for Chilectra’s tax losses accumulated in previous years, which accounted for a large portion of the increase in our net income in 2006, explaining the decrease in 2007. For more information, please see “Item 5 – Operating and Financial Review and Prospects – A. Operating Results – Net income” on page 89 of our Form 20-F. Thus, we consider the net income decrease in 2007 to be primarily explained by non-recurrent factors.

With respect to our generation business, our operating income for 2007 increased by 5.6% as compared to 2006, from Ch$ 625.7 billion to Ch$ 661.0 billion. For more detail, please see page 78 of our Form 20-F. This increase in the generation segment operating income from 2006 to 2007 varies in each of the five countries where we operate, between -92.6% to +60.1%, and is due to numerous factors, including hydrological conditions, the price of fuel used to generate electricity and the prevailing spot market and regulated prices for electricity in each of the countries in which we operate. Our generation operations across several countries

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

allow us to somewhat offset and counterbalance variations with respect to these factors, but in light of the variability of these factors over time and across the countries in which we operate we cannot ascertain the likelihood or the extent to which past performance will be indicative of future performance with respect to our generation business. A significant change with respect to hydrological conditions, fuel price or the price of electricity could affect our operating income.

With respect to our distribution business, our operating income for 2007 increased by 11.7% as compared to 2006, from Ch$ 503.9 billion to Ch$ 562.8 billion. For more detail, please see page 78 of our Form 20-F.  This increase in the distribution segment operating income from 2006 to 2007 varies in each of the five countries where we operate, between -16.4% to +32%, and is due to numerous factors, including improved operational efficiency and growth in population and gross domestic product (“GDP”) in the countries in which we operate. Technological advances have enabled us to reduce the amount of electricity lost in our distribution operations, while increases in population and GDP in the countries in which we operate have resulted in increased demand for electricity, all of which have had a positive effect on our operating income.

While GDP and population growth have trended upward in Latin America, subsequent decreases in each of such variables could negatively affect our operating income. Also, while the regulatory regimes in the countries in which we operate remain fairly stable, additional regulation, especially regulations concerning the price at which we may sell electricity, could affect our operating income.

Variability in our earnings and cash flows can arise from non-operating factors as well, such as the tax effect described above or from fluctuations in foreign currency exchange rates. For instance, the Chilean peso has experienced significant variation against the U.S. dollar during 2008 and this may result in variations between current and future earnings and cash flows.

For these reasons, investors should not look at our past performance as indicative of future performance.

Major Shareholders and Related Party Transactions, page 122.

2.	Please disclose the name of the four investment funds through which AFP Provida holds 5.3% of your outstanding common stock.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

Response:

AFP Provida owns Enersis common stock held exclusively on behalf of personal pension fund contributions. The shares are managed through four investment funds (the legal names of such funds being Fund Type A, Fund Type B, Fund Type C, and Fund Type D) which have different risk profiles. Under Chilean Pension Law, each fund is a separate legal entity from AFP Provida, and such fiduciary funds are not affected by AFP Provida’s financial situation as a fund management company.  AFP Provida holds a 5.3% ownership interest in Enersis through these funds with each fund’s ownership, as of March 31, 2008, as follows: Fund Type A (1.1%), Fund Type B (1.0%), Fund Type C (2.7%) and Fund Type D (0.6%).

Controls and Procedures

3.
We note your statement that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No 33-8238

Response:

We duly note the Staff’s comment and will enhance the disclosure of Control and Procedures, as requested, in future filings of Form 20-F. We currently expect to include the following information.

“A. Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a) - 15 (e) and 15 (d) - 15 (e) under the Exchange Act) for the year ended December 31, 20XX. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures are designed only to provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.”

Note 23. Other Income and Expenses, page F-88

4.
We note the disclosure entitled "reversal of contingencies provision and other provisions "within the "other income and expenses" caption. In that regard, tell us the nature of this line item and the related accounting policies under Chilean and US GAAP. We further note that the amounts have been increasing over the past three years and have reached approximately Ch$77 million for the year ended December 31, 2007. Also, explain to us why the reversal is not considered a correction of an error under US GAAP. We may have further comment.

Response:

As described in “Item 5. Operating and Financial Review and Prospects – A. Operating Results. - Critical Accounting Policies” of our Form 20-F, in the normal conduct of its business the Company repeatedly has to deal with issues that lead to tax and legal proceedings. These proceedings are evaluated, under accounting principles generally accepted in Chile (Chilean GAAP) for contingencies, by recording a provision for events in which an adverse course of action in the proceeding has been rated as probable and the amount of the contingency can be reasonably quantified, based on the best available information at the time.  This provision is evaluated in consultation with legal and tax counsel handling our defense in these matters, and also considering an analysis of

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

potential results, assuming a combination of litigation and settlement strategies. The status of proceedings is evaluated regularly by our legal and tax counsel, who report to us the status of the cases and the results of actions taken. With this information, management evaluates the sufficiency of the provisions made, and reverses all those cases in which courses of action have been favorable to the Company, or those cases in which a negative result for the Company originally evaluated as probable has changed to a more favorable result for our interests. The effect of the reversal of provisioned proceedings with an outcome in favor of the Company, and the effect of the change in the status of proceedings from probable to remote, are both recorded under Chilean GAAP in the Income Statement under Other non-operating income.

These proceedings are also evaluated under accounting principles generally accepted in the United States of America (US GAAP), noting that Chilean GAAP for contingencies and the criteria for classifying proceedings as probable, possible and remote do not differ significantly from US GAAP. However, as mentioned in Note 36 - I - (f) of the Form 20-F, certain matters under Chilean GAAP may cease to be recognized when there is a virtually certain outcome. Under US GAAP, on the other hand, such virtually certain outcome is irrelevant if the settlement is required by law or contract.

Therefore, the reversal of the proceedings ruled in the Company’s favor, and the effect of the changes in the status from probable to possible or remote, have not generated any differences that need to be presented in the reconciliation of results from Chilean GAAP to US GAAP, except for the case explained in a) below, for which a difference in our reconciliation from Chilean GAAP to US GAAP on Form 20-F has been considered.

Based on the nature of the reversals, as explained above, and following both Chilean GAAP and US GAAP, none of the reversals represent the correction of a prior year error, but instead, adjustments to the provision made based on new developments.

Furthermore, the disclosure entitled "reversal of contingencies provision and other provisions" within the "other income and expenses" caption includes the reversal of other nonrecurrent provisions and recovery of provisioned balances not related to the reversal of contingencies, and whose reversal depends exclusively on new evidence available that enables the originally evaluated status to be changed.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

Below we describe two of the most significant contingencies provisioned in previous years and reversed during 2007 (for a combined Ch$32 billion), for which the accounting criteria specified in the paragraphs above have been applied.

a)
PIS and COFINS taxes (Ampla) – As explained in further detail in Note 36 I (f) “Differences between Chilean and United States Generally Accepted Accounting Principles” of the consolidated financial statements, the Brazilian subsidiary Ampla, based on the favorable verdict by a local court of the subsidiary’s dispute and considering the jurisprudence, the Company considered that it is virtually certain that the Company will have a favorable outcome and will not have to pay any amount in relation to PIS and COFINS taxes as a result of Law 9718/98. As such, we have reversed the provision in 2007 under Chilean GAAP. However, according to the bases described in the above note 36 I (f), this reversal was not considered appropriate for US GAAP purposes.

b)
PIS and COFINS taxes on imports (Companhia de Interconexao Energética – CIEN) - On October 8, 2007, the Receita Federal do Brasil (Brazil’s federal tax inspection agency) made a decision favoring our Brazilian transmission subsidiary CIEN, whereby an inspection process regarding CIEN’s PIS/COFINS taxes applied to imports of electrical energy and power from Argentina in 2002, was abated. According to the inspection agency’s decision, the obligation to pay such taxes on any energy or power imports only applied starting from the moment that a specific Regulatory Instruction ((RI) 649/06) came into force. This RI, which came into force during 2006, defines and regulates administrative procedures for recording and generating taxes on electrical energy or power imports.

Before the inspection agency’s decision from October 8, 2007, our subsidiary CIEN had provisioned the respective taxes applied to energy or power imports from 2002 to 2006 (although the inspection process was only for 2002). Since the inspection agency’s decision was favorable to CIEN, the subsidiary, based on the opinion of its lawyers working in this case and its management’s judgment, reversed in 2007, all the provisions for the amounts at risk from 2002 to 2006, under both Chilean GAAP and US GAAP.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
October 28, 2008

In addition, as requested, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call Mr. Rodrigo Pérez at 562 353 4533.

Yours sincerely,

/s/ Ignacio Antoñanzas
Ignacio Antoñanzas Chief Executive Officer Enersis S.A.

c.c.	Mr. Nicholas Kronfeld, Esquire, Davis Polk & Wardwell.
Mr. Edgardo Hernández, Deloitte & Touche.
Mr. Alfredo Ergas, Chief Financial Officer, Enersis S.A.
Mr. Fernando Isac, Chief Accounting Officer, Enersis S.A.
Mr. Nicolás Billikopf, Capital Markets & Compliance Director, Enersis S.A.